SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

(Amendment No. 8)*

Cicero Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

171708100

(CUSIP Number)

John L. Steffens

c/o Spring Mountain Capital, LP

650 Madison Avenue, 20th Floor

New York, NY 10022

Tel.: (212) 292-8300

Copy to:

Andrew D. Hudders, Esq.

Golenbock Eiseman Assor Bell & Peskoe LLP

711 Third Avenue, New York, New York 10017

(212-907-7300)

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

March 27, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 171708100

1)	NAME OF REPORTING PERSON

JOHN L. STEFFENS

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)
(b) x
3)	SEC Use Only

4)	SOURCE OF FUNDS	PF

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION	UNITED STATES

NUMBER OF	7)	SOLE VOTING POWER	344,948,943 (1)
SHARES
BENEFICIALLY	8)	SHARED VOTING POWER	- 0 -
OWNED BY
EACH	9)	SOLE DISPOSITIVE POWER	344,948,943 (1)
REPORTING
PERSON WITH	10)	SHARED DISPOSITIVE POWER	- 0 -

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
344,948,943 (1)

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	79.86% (2)

14)	TYPE OF REPORTING PERSON	IN

(1) The amount includes: (a) 120,932,501 shares of common stock owned of record by the Reporting Person, (b) 37,334,407 shares of common stock issuable upon the exercise of common stock purchase warrants, (c) 10,000 shares of common stock issuable upon the exercise of options, and (d) 186,672,035 shares of common stock issuable upon the conversion of 9,333 shares of Series A Preferred Stock owned by the Reporting Person.

(2) The aggregate percentage of Shares reported owned by the Reporting Person is based upon 431,929,983 shares of common stock outstanding, consisting of (a) 207,913,541 shares of common stock outstanding, reported as of May 5, 2019, in the Quarterly Report of Cicero Inc., a Delaware corporation (the “Issuer”), on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2019, (b) an aggregate of 37,334,407 shares of common stock represented by the warrants previously issued to the Reporting Person, (c) 10,000 shares of common stock issuable upon the exercise of options previously issued to the Reporting Person, and (d) 186,672,035 shares of common stock issuable upon the conversion of 9,333 shares of Series A Preferred Stock owned by the Reporting Person.

ITEM 1.

SECURITY AND ISSUER

This is the eighth amendment to the original Schedule 13D, which was filed on July 13, 2007, and previously amended on October 12, 2007, on April 29, 2009, on January 26, 2010, on April 25, 2013, on April 15, 2015, on July 22, 2017, and on December 27, 2017.

This statement relates to the shares of Common Stock, $0.001 par value per share (the “Shares”), of Cicero Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 8000 Regency Parkway, Suite 542, Cary, North Carolina 27518.

ITEM 2.

IDENTITY AND BACKGROUND.

a)

This statement is filed on behalf of John L. Steffens (the “Reporting Person”).

b)

The address of the principal office of the Reporting Person is c/o Spring Mountain Capital, LP, 650 Madison Avenue, 20th Floor, New York, New York 10022.

c)

The principal occupation of the Reporting Person is serving as the Senior Managing Director of Spring Mountain Capital, LP, an investment management firm.

d)

Not applicable.

e)

Not applicable.

f)

The Reporting Person is a citizen of the United States.

ITEM 3.

SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

On March 26, 2019, the Issuer entered into an Exchange Agreement with the Reporting Person to convert an aggregate of $4,250,197 of principal amount of debt (the “Debt”) and accrued but unpaid interest into (i) 4,250 shares of the Issuer’s Series A Preferred Stock which can be converted into 85,003,934 shares of common stock of the Issuer, and (ii) a warrant to purchase up to 17,000,787 shares of the Issuer’s common stock, with an exercise price of $0.05 per share.

The Debt was represented by various promissory notes issued by the Issuer to the Reporting Person between July 2017 and February 2018.

ITEM 4.

PURPOSE OF TRANSACTION

The Reporting Person acquired the securities of the Issuer in connection with the conversion of the Debt as set forth in Item 3 above.  Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of securities of the Issuer at prices that would make the acquisition of additional securities desirable, the Reporting Person may endeavor to increase his position in the Issuer through, among other things, the purchase of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable. The Reporting Person is a member of the Board of Directors of the Issuer.  The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

ITEM 5.

INTERESTS IN SECURITIES OF THE ISSUER

a)

As of the close of business on the date hereof, the Reporting Person may be deemed to beneficially own 344,948,943 shares of common stock, of which (i) 120,932,501 shares of common stock are owned of record by the Reporting Person, (ii) 10,000 shares of common stock are issuable upon the exercise of options, (iii) 37,334,407 shares of common stock are issuable upon the exercise of common stock purchase warrants, and (iv) 186,672,035 shares of common stock are issuable upon the conversion of 9,333 shares of Series A Preferred Stock owned by the Reporting Person.

The aggregate percentage of Shares reported owned by the Reporting Person is based upon 431,919,983 shares of common stock outstanding, consisting of (i) 207,913,541 shares of common stock outstanding, reported as of May 5, 2019, in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2019, (ii) an aggregate of 37,334,407 shares of common stock represented by the warrants previously issued to the Reporting Person, (iii) 10,000 shares of common stock issuable upon the exercise of options previously issued to the Reporting Person, and (iv) 186,672,035 shares of common stock issuable upon the conversion of 9,333 shares of Series A Preferred Stock owned by the Reporting Person.  The items listed in clauses (ii), (iii) and (iv) above are exercisable within 60 days of the filing of this Amendment.

b)

The Reporting Person has the sole power to vote and dispose of the shares listed in clause (a) above.

c)

On March 26, 2019, the Issuer entered into an Exchange Agreement with the Reporting Person.  See Item 3 above.

d)

Not applicable.

e)

Not applicable.

ITEM 6.

CONTRACTS, ARRANGEMENTS UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Item 4 above regarding disclosure of the relationship between the Reporting Person and the Issuer, which disclosure is incorporated here by reference.  In his role as a member of the Issuer’s Board of Directors, the Reporting Person may be entitled to receive compensation from the Issuer in the form of Shares or securities exercisable for Shares.

ITEM 7.

MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended statement on Schedule 13D is true, complete and correct.

Dated as of: July 15, 2019

/s/ John L. Steffens
JOHN L. STEFFENS